Exhibit 12.1

Kulicke and Soffa Industries, Inc.

Fixed Charge Coverage Ratio Calculation

Dollars in thousands

	Fiscal Year Ended September 30,					Nine Months Ended June 30, 2004
	1999	2000	2001	2002	2003
Interest expense, including amortization of debt issue costs	$215	$7,699	$13,933	$18,687	$17,431	$9,052
Portion of rental expense deemed to represent interest	1,072	1,075	2,302	3,881	3,724	1,934

Total Fixed Charges	$1,287	$8,774	$16,235	$22,568	$21,155	$10,986

Earnings before fixed charges:
Income (loss) from continuing operations before income tax	$(13,001)	$148,413	$(77,547)	$(233,615)	$(46,402)	$58,998
Equity in loss of joint ventures and minority interest	837	1,221	(352)	(10)	—	—
Fixed charges	1,287	8,774	16,235	22,568	21,155	10,986

Total earnings (loss) before fixed charges	$(10,877)	$158,408	$(61,664)	$(211,057)	$(25,247)	$69,984

Ratio of earnings to fixed charges (1)	—	18	—	—	—	6

(1)	We would have had to generate additional earnings of $12.2 million in 1999, $77.9 million in 2001, $233.6 million in 2002 and $46.4 million in 2003 to achieve a ratio of 1:1.